FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
August 5, 2004

Manulife Financial Corporation announces record quarterly earnings and increases shareholder dividend

Earnings increase 71 per cent, with strong contribution from John Hancock

TORONTO – Manulife Financial Corporation today reported shareholders’ net income of $660 million for the quarter. On April 28, 2004, Manulife Financial completed its merger with John Hancock Financial Services, Inc. For the two months since the merger date, John Hancock contributed $166 million to earnings in the quarter. Excluding the impact of John Hancock, earnings in the second quarter increased $108 million or 28 per cent compared to the same period a year ago.

Strong business growth across the Company, excellent claims experience in U.S. Protection, the impact of relatively stable credit and equity markets, and an improved expense position were the key drivers of the earnings growth.

Earnings per common share increased by 12 per cent to $0.93 from $0.83 reported in 2003. Excluding the impact of integration costs, earnings per share increased 16 per cent from the prior year to $0.96. Return on common shareholders’ equity for the quarter was 14.0 per cent compared to 18.0 per cent in 2003, reflecting the impact of the larger capital base following the merger.

Consistent with this growth in earnings, the Board of Directors today announced a quarterly dividend of $0.26 per share, an increase of $0.05 per share over the prior level, reflecting Manulife Financial’s strong results across all business segments.

Total premiums and deposits for the second quarter were $13.0 billion, $5.6 billion higher than reported in the second quarter of 2003. Excluding the impact of John Hancock, premiums and deposits increased by $2.1 billion or 28 per cent from the prior year driven by strong sales of wealth management products in all regions.

Funds under management were $360.2 billion as at June 30, 2004, more than twice the level at the end of the prior quarter. The combination with John Hancock increased funds under management by $190.0 billion. Strong net policyholder cash flows, particularly in the wealth management operations, as well as improved equity markets also contributed to the increase.

“We are moving forward quickly with the integration of John Hancock and Maritime Life following the closing of our merger on April 28th and are on track to realize the benefits expected from this transaction,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “Our priority continues to be to deliver strong organic growth across all of our businesses and I am very pleased that we achieved this while at the same time making excellent progress on the integration.”

“Our results for the second quarter demonstrated continuing strong momentum in both insurance and wealth management sales. We also had another quarter of excellent credit experience, delivering our third straight quarter without net credit losses,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “The merger with John Hancock has heightened the Company’s focus on expense management, allowing us to improve significantly our overall expense efficiencies, ” added Mr. Rubenovitch.

OPERATING HIGHLIGHTS

o	On April 28, Manulife Financial Corporation and John Hancock Financial Services, Inc. completed their merger, the largest cross-border transaction in Canadian history, to create the largest life insurer and largest public company, as measured by market capitalization, in Canada. The integration of the two organizations is on track, leveraging the strategic advantages of each company to drive strong organic growth in all businesses.

o	Manulife-Sinochem opened a branch office in May in Beijing, expanding the Company's reach in the fast growing Chinese life insurance market. The Company began operations in Shanghai in 1996 and expanded to Guangzhou in 2002. Manulife-Sinochem also recently submitted applications for licenses in Ningbo and Suzhou, positioning the Company well for when geographic restrictions on foreign insurers are removed.

o	Manulife Japan has experienced exceptional variable annuity sales growth following the launch of its strategic alliance with The Bank of Tokyo-Mitsubishi on April 1st. Sales of the Premiere variable annuity product, developed specifically for The Bank of Tokyo-Mitsubishi channel, accounted for 60 per cent of total variable annuity sales in the second quarter. With expansion of distribution arrangements for the Premiere product to affiliated institutions of The Bank of Tokyo-Mitsubishi planned for the third quarter, sales are expected to grow in future periods.

o	Manulife Financial announced a partnership with CGI Group Inc. to create an information technology support centre in Halifax. This centre of expertise will provide systems development, maintenance and integration services to Manulife Financial and other CGI clients in the financial services sector.

o	Manulife Financial's commitment to customer service continues to be recognized by the life insurance industry:

o	For the third consecutive year, Manulife Mutual Funds ranked highest overall for customer service in the 2003-2004 Environics Research Group survey of 15 mutual fund companies in Canada;

o	Manulife (International) Limited was the winner of Hong Kong's Next Magazine's Top Service Award in both the "Insurance Company" and "MPF Service" categories, for the fifth time and the all-time winner since the category was introduced in 2002, respectively;

o	Manulife Taiwan was the winner in four categories in the Faith, Hope and Love Annual Insurance Awards, the insurance industry's most recognized accolade;

o	Manulife USA's annuity division received the DALBAR Financial Intermediary Service Award for the second consecutive year; and

o	Manulife USA is now the number one full service provider of 401(k) pension plans in the United States, with a 10.4 per cent market share and a growth rate significantly exceeding its competitors, according to CFO magazine. The Company's success in this market reflects our strong commitment to employer and employee customer service and communications.

o	Manulife Financial's strong reputation for product leadership and innovation was supported by new product introductions during the quarter:

o	In Canada, the Steps Retirement Program is an industry first for defined contribution pension plans, giving plan members a current estimate of their personal annual retirement income;

o	John Hancock introduced a new variable universal life policy in the United States for small- to mid-sized businesses, offering an outstanding selection of investment options, and benefits and features that are among the most comprehensive in the industry; and

o	In a first-to-market achievement, Manulife-Sinochem launched the Increasing Protection Option product, which allows customers to easily enhance their insurance benefits over the life of their policy.

FINANCIAL PERFORMANCE

Financial Highlights
(unaudited)

	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (C$ millions)	660	428	386
Earnings per Common Share (C$)	0.93	0.92	0.83
Return on Common Shareholders' Equity (%, annualized)	14.0	19.0	18.0
Premiums & Deposits (C$ millions)	13,035	9,346	7,416
Funds under Management (C$ billions)	360.2	163.4	142.0

Net Income

Manulife Financial Corporation reported shareholders’ net income of $660 million for the second quarter ended June 30, 2004, up 71 per cent from $386 million in 2003. Earnings from existing Manulife businesses increased by 28 per cent, driven by business growth, excellent claims experience in U.S. Protection, the impact of improved equity markets and favourable credit experience. The acquisition of John Hancock Financial Services, Inc. (John Hancock), effective April 28, 2004, contributed $166 million to earnings. For the six months ended June 30, 2004, shareholders’ net income was $1,088 million, an increase of 51 per cent over 2003.

Earnings per Share and Return on Common Shareholders’ Equity

The second quarter earnings per common share were $0.93 compared to $0.83 in 2003, up 12 per cent. For the three months ended June 30, 2004, return on common shareholders’ equity was 14.0 per cent compared to 18.0 per cent for the same period in 2003.

Excluding the earnings impact of integration costs incurred in the quarter, earnings per share was $0.96, up 16 per cent from a year ago.

Year-to-date return on common shareholders’ equity and earnings per common share were 15.6 per cent and $1.85, respectively.

Premiums and Deposits

Second quarter premiums and deposits were $13.0 billion in 2004, up 76 per cent compared to $7.4 billion in the second quarter of 2003. This increase reflects a $3.6 billion contribution from John Hancock and a 28 per cent increase from existing businesses, driven by higher sales of variable annuity and 401(k) products in the U.S. and Individual Wealth Management products in Canada, reflecting continued investor confidence in improved equity markets and increased sales of variable annuities in Japan. Mutual fund deposits of $1.7 billion included $1.2 billion of deposits from John Hancock’s mutual fund operations.

Funds under Management

Funds under management increased by $218.2 billion to $360.2 billion as at June 30, 2004 compared to $142.0 billion as at June 30, 2003.

This increase was driven by the acquisition of John Hancock, which, as at June 30, 2004, added $103.7 billion of general fund assets, $31.0 billion of segregated fund assets, $31.2 billion of mutual fund assets and $24.1 billion of other managed funds. In addition, strong net policyholder cash flows of 401(k) and annuity products in the U.S. and positive net segregated fund cash flows in Canada over the past 12 months, together with sustained equity markets, drove a 20 per cent increase in funds under management from existing businesses.

Capital

Total capital increased to $29.2 billion as at June 30, 2004, an increase of $17.2 billion from June 30, 2003. This increase was primarily the result of the acquisition of John Hancock, net income in the past 12 months, partially offset by shareholder dividends and the negative impact of a strengthened Canadian dollar.

Quarterly Dividend

The Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, an increase of $0.05 per share, payable on or after September 20, 2004 to shareholders of record at the close of business on August 16, 2004. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after September 20, 2004 to shareholders of record at the close of business on August 16, 2004.

PERFORMANCE BY DIVISION

U.S. Protection

Canadian dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	137	69	71
Premiums & Deposits (millions)	1,461	712	573
Funds under Management (billions)	63.8	18.6	17.8

U.S. dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	100	53	51
Premiums & Deposits (millions)	1,074	540	409
Funds under Management (billions)	47.6	14.2	13.2

o	U.S. Protection's 2004 second quarter net income was $137 million, almost twice the $71 million reported in the second quarter of 2003. Year-to-date net income of $206 million increased by 45 per cent from 2003. This quarter's earnings reflects a $51 million contribution from the addition of John Hancock's life insurance and long-term care operations, as well as a 22 per cent increase in existing businesses, driven by excellent mortality experience and business growth.

o	Premiums and deposits of $1.5 billion for the quarter more than doubled from $573 million in the second quarter of 2003, driven by the addition of $750 million from John Hancock's life insurance and long-term care businesses, and a 24 per cent increase in Manulife businesses, reflecting strong Universal Life sales.

o	Funds under management of $63.8 billion as at June 30, 2004 were also considerably higher than the $17.8 billion reported in 2003. This increase reflects the addition of $44.9 billion of assets from John Hancock's Protection operations, as well as growth in inforce business and improved equity markets.

U.S. Wealth Management

Canadian dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	98	64	40
Premiums & Deposits (millions)	6,463	4,807	3,731
Funds under Management (billions)	130.8	67.1	54.2

U.S. dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	73	48	29
Premiums & Deposits (millions)	4,757	3,647	2,668
Funds under Management (billions)	97.6	51.2	40.0

o	U.S. Wealth Management Division's net income for the second quarter of 2004 was $98 million, more than twice the $40 million reported in the prior year. Year-to-date net income was $162 million compared to $76 million in 2003. The increase in the quarter's net income was due to the addition of John Hancock's annuity and mutual fund operations, which contributed $34 million, as well as a 58 per cent rise in earnings from existing operations. The increase in earnings from existing operations reflects on-going strong business growth in the variable annuity and pension businesses, driven by strong net sales and improved equity markets, and tight management of discretionary expenses.

o	Premiums and deposits for the quarter of $6.5 billion were up $2.8 billion from the $3.7 billion reported in the second quarter 2003, due to $1.6 billion from the addition of John Hancock businesses and excellent growth in the existing variable annuity and pension businesses. Premiums and deposits in Annuities grew by 54 per cent to a record $2.6 billion, reflecting market acceptance of the recently launched variable annuity riders and the addition of John Hancock's fixed annuity business. Group Pensions premiums and deposits grew by 22 per cent due to the impact of strong new business growth and higher recurring deposits from the growing block of in force participants. Deposits in the John Hancock Mutual Funds business were $1.4 billion, driven by robust retail open and closed end fund sales.

o	As at June 30, 2004, funds under management of $130.8 billion were significantly higher than the $54.2 billion balance reported a year ago. This increase is principally due to the addition of John Hancock's $59.4 billion of funds under management, improved equity markets, and continued strong net policyholder cash flows over the past 12 months on the variable annuity and group pension businesses.

Canadian Division

Canadian dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	144	130	125
Premiums & Deposits (millions)	2,653	2,218	1,641
Funds under Management (billions)	56.8	40.3	36.3

o	Canadian Division shareholders' second quarter net income increased by 15 per cent to $144 million, up from the $125 million reported in the second quarter of 2003. Year-to-date shareholders' earnings of $274 million were up 25 per cent over the first six months of 2003. This quarter's increased earnings was attributable to the addition of John Hancock's Maritime Life business which added $21 million to income. Growth in the existing in force business and the impact of equity market improvements on segregated fund performance guarantees were offset by a deterioration in investment returns and claims experience compared to the same quarter in 2003.

o	Premiums and deposits for the quarter were $2.7 billion, up 62 per cent over the $1.6 billion reported in the same quarter last year. All businesses contributed favourably, with Individual Wealth Management and Group Businesses leading the way, each with growth of 64 per cent over the second quarter of 2003. Existing Manulife businesses recorded a 22 per cent increase, while Maritime Life businesses contributed $653 million in premiums and deposits.

o	Funds under management were $56.8 billion as at June 30th, 2004, an increase of $20.5 billion from the same time last year. This increase reflects the addition of $16.1 billion of Maritime Life assets, the impact of improved equity markets on segregated and mutual funds, strong net policyholder cash flows from Individual Wealth Management businesses and an increase in Manulife Bank assets.

Asian Division

Canadian dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	82	73	73
Premiums & Deposits (millions)	977	1,029	781
Funds under Management (billions)	15.4	13.7	11.1

U.S. dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	60	56	52
Premiums & Deposits (millions)	719	780	559
Funds under Management (billions)	11.5	10.5	8.2

o	Asian Division shareholders' net income increased by 12 per cent to $82 million in the second quarter of 2004, up from $73 million in 2003. Year-to-date shareholders' net income was $155 million, an increase of 18 per cent over 2003. The increase for the quarter was driven by the Hong Kong Insurance and mutual fund businesses, reflecting business growth and the impact of stronger equity markets. The addition of John Hancock's Asian operations contributed modestly to earnings.

o	Total premiums and deposits were $977 million in the second quarter of 2004, up 25 per cent from $781 million in 2003. This increase reflects an 18 per cent growth from existing operations, driven by business expansion across the division as well as higher mutual fund deposits in Hong Kong as a result of continued excellent performance in Hong Kong's China Value and Emerging Eastern Europe funds. In addition, John Hancock's Asian businesses contributed $59 million to premiums and deposits.

o	Funds under management increased by 39 per cent to $15.4 billion as at June 30, 2004 from $11.1 billion in 2003. This increase was due to growth in insurance and Mandatory Provident Fund businesses, higher retail and institutional mutual fund sales and the impact of stronger equity markets together with the addition of $1.2 billion from John Hancock's Asian operations.

Japan Division

Canadian dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	44	42	25
Premiums & Deposits (millions)	798	418	513
Funds under Management (billions)	10.9	11.0	10.5

o	Japan Division's net income increased by $19 million to $44 million in the second quarter of 2004, from $25 million in the second quarter of 2003. Year-to-date earnings were $86 million compared to $50 million in 2003. The increase in this quarter's earnings was driven by improvements in lapse and claims experience, lower expenses generated by field office restructuring initiatives implemented in the first quarter of 2003, and higher sales of universal life and variable annuity policies.

o	Premiums and deposits increased by 56 per cent in the second quarter to $798 million compared to the same quarter of 2003. Sales of Premiere, a variable annuity product launched in April 2004, sold under a distribution alliance with the Bank of Tokyo Mitsubishi and growth in universal life premiums, reflecting a 13 per cent increase in the number of sales agents, more than offset the discontinuance of traditional individual insurance and investment product sales and lower renewal premiums from policies acquired from Daihyaku.

o	Funds under management increased by $404 million to $10.9 billion as at June 30, 2004 compared to $10.5 billion as at June 30, 2003. Strengthening of the Japanese Yen and growth in variable annuity and universal life net policyholder cash flows more than offset a decline in the block of policies acquired from Daihyaku.

Reinsurance Division

Canadian dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	63	37	51
Premiums (millions)	261	162	177

o	Reinsurance Division reported net income of $63 million in the second quarter of 2004, an increase of 24 per cent from the $51 million reported in the second quarter of 2003. Year-to-date net income was $100 million compared to $108 million in 2003. The increase in this quarter's earnings was largely driven by improved claims experience in Life Reinsurance and stronger earnings on segregated fund guarantees. In addition, the inclusion of John Hancock's International Group Program made a modest contribution to the Division's net income.

o	Premiums of $261 million were $84 million or 47 per cent higher than in the second quarter of 2003, primarily due to the addition of the International Group Program business.

Guaranteed and Structured Financial Products Division

Canadian dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	57	n/a	n/a
Premiums & Deposits (millions)	316	n/a	n/a
Funds under Management (billions)	46.8	n/a	n/a

U.S. dollars	Quarterly Results
	2Q04	1Q04	2Q03
Shareholders' Net Income (millions)	42	n/a	n/a
Premiums & Deposits (millions)	233	n/a	n/a
Funds under Management (billions)	34.8	n/a	n/a

o	John Hancock's Guaranteed and Structured Financial Products business contributed $57 million to earnings for the two-month period since acquisition. Premiums and deposits of $316 million reflect a curtailment of sales as a result of the low spread environment. Since acquisition, funds under management declined by $1.3 billion, excluding the impact of a strengthened Canadian dollar, to $46.8 billion as at June 30, 2004, primarily a result of scheduled maturities.

Legal Proceedings

The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada and the United States, including state regulatory bodies, the United States Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) and Canadian securities commissions regularly make inquiries and, from time to time, conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker/dealers. As with many other companies in the financial services industry, subsidiaries of Manulife Financial have received information requests from government and regulatory authorities, including the SEC, the NASD and the Ontario Securities Commission, with respect to market timing and late trading of mutual funds and broker/dealer practices, including with respect to mutual funds underlying variable life and annuity products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and broker/dealer practices. The Company has been and intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe at this time that the ultimate resolution of any of these legal or regulatory matters that are currently pending, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

Unclaimed Demutualization Benefits

In accordance with the provisions of the Plan of Demutualization of The Manufacturers Life Insurance Company and the share capital by-laws of Manulife Financial Corporation (“MFC”), unclaimed demutualization benefits issued in the form of MFC common shares to eligible policyholders whose addresses were not known to the Company (“Lost Policyholders”) were cancelled on August 31, 2002. The unclaimed demutualization benefits that were cancelled include approximately two million common shares of MFC with a nominal share capital. The cancellation of the common shares has been reflected in the Company’s financial statements, retroactive to August 31, 2002. Under the Plan of Demutualization and the share capital by-laws of MFC, Lost Policyholders may claim their cancelled demutualization benefits at any time by contacting the Company’s Investor Relations department and are entitled to have reissued the number of MFC common shares they otherwise would have received on demutualization together with all dividends paid on the shares from the date of demutualization, without interest.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$360 billion as at June 30, 2004.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 10:00 a.m. ET August 6, 2004. For local and international locations, please call (416) 695-6140 and toll free in North America please call (877) 888-7019. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 2:00 p.m. ET August 6, 2004 until midnight ET, August 13, 2004 by calling (416) 695-6061 (passcode #7189).

The conference call will also be Webcast through Manulife Financial’s Web site at 10:00 a.m. ET August 6, 2004. You may access the Webcast at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html An archived version of the Webcast will be available later on the Web site at the same URL as above.

The Second Quarter 2004 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements

This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries:	Investor Relations:
Peter Fuchs	Edwina Stoate
(416) 926-6103	1-800-795-9767 or (416) 926-3490
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	June 30
	2004	2003	% Change

Net income	$658	$387	70
Less: net income (loss) attributed to participating policyholders	(2)	1	N/A

Net income attributed to shareholders	$660	$386	71
Preferred share dividends	4	--	N/A

Net income available to common shareholders	$656	$386	70

Premiums and deposits:
Life and health insurance premiums	$3,262	$2,021	61
Annuity and pension premiums	905	$577	57
Segregated funds deposits	6,474	$4,196	54
Mutual fund deposits	1,665	$306	444
ASO premium equivalents	424	$222	91
Other fund deposits	305	$94	224

Total premiums and deposits	$13,035	$7,416	76

Funds under management:
General fund	$181,036	$73,865	145
Segregated funds	113,850	$60,966	87
Mutual funds	34,877	$2,543	1,271
Other funds	30,403	$4,631	557

Total funds under management	$360,166	$142,005	154

Capitalization:
Long-term debt	$3,030	$1,352	124
Non-controlling interest in subsidiaries	1,044	1,054	(1)
Trust preferred securities issued by subsidiaries	674	681	(1)
Preferred shares issued by a subsidiary	229	--	N/A
Equity
Participating policyholders' equity	145	95	53
Shareholders' equity
Preferred shares	344	344	--
Common shares	14,552	598	2,333
Contributed surplus	143	7	1,943
Retained earnings and currency translation account	9,066	7,942	14

Total capital	$29,227	$12,073	142

Selected key performance measures:
Basic earnings per common share	$0.93	$0.83
Diluted earnings per common share	$0.92	$0.83
Return on common shareholders' equity (annualized)	14.0%	18.0%
Book value per common share	$29.31	$18.47
Common shares outstanding (in millions)
End of period	811	463
Weighted average - basic	706	463
Weighted average - diluted	712	466

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended
	June 30
	2004	2003

Revenue
Premium income	$4,167	$2,598
Net investment income	2,018	1,149
Other revenue	782	370

Total revenue	$6,967	$4,117

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,163	$745
Maturity and surrender benefits	2,441	832
Annuity payments	875	305
Policyholder dividends and experience rating refunds	354	215
Net transfers to segregated funds	79	265
Change in actuarial liabilities	(493)	252
General expenses	818	501
Commissions	675	406
Interest expense	111	63
Premium taxes	40	31
Non-controlling interest in subsidiaries	18	19
Trust preferred securities issued by subsidiaries	14	14

Total policy benefits and expenses	$6,095	$3,648

Income before income taxes	$872	$469
Income taxes	(214)	(82)

Net income	$658	$387
Less: net income (loss) attributed to participating policyholders	(2)	1

Net income attributed to shareholders	$660	$386
Preferred share dividends	4	--

Net income available to common shareholders	$656	$386

Basic earnings per common share	$0.93	$0.83
Diluted earnings per common share	$0.92	$0.83

Consolidated Balance Sheets

(Canadian $ in millions, unaudited)

	As at June 30
Assets	2004	2003

Invested assets
Bonds	$116,432	$42,264
Mortgages	29,994	9,520
Stocks	7,290	6,724
Real estate	4,529	3,780
Policy loans	7,411	4,456
Cash and short-term investments	8,841	5,899
Bank loans	1,253	725
Other investments	5,286	497

Total invested assets	$181,036	$73,865

Other assets
Accrued investment income	$2,143	$860
Outstanding premiums	682	462
Goodwill	7,916	556
Intangible assets	2,000	--
Miscellaneous	3,950	1,143

Total other assets	$16,691	$3,021

Total assets	$197,727	$76,886

Segregated funds net assets	$113,850	$60,966

Liabilities and equity

Actuarial liabilities	$141,804	$51,791
Benefits payable and provision for unreported claims	2,257	2,266
Policyholder amounts on deposit	5,892	2,487
Deferred realized net gains	3,487	3,325
Bank deposits	3,596	1,889
Consumer notes	2,816	--
Other liabilities	8,648	3,055

	$168,500	$64,813
Long-term debt	3,030	1,352
Non-controlling interest in subsidiaries	1,044	1,054
Trust preferred securities issued by subsidiaries	674	681
Preferred shares issued by a subsidiary	229	--
Equity
Participating policyholders' equity	145	95
Shareholders' equity
Preferred shares	344	344
Common shares	14,552	598
Contributed surplus	143	7
Retained earnings and currency translation account	9,066	7,942

Total equity	$24,250	$8,986

Total liabilities and equity	$197,727	$76,886

Segregated funds net liabilities	$113,850	$60,966

Notes to Summary Consolidated Financial Statements

(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the three months ended June 30, 2004
	U.S.	U.S.	Canada	Asia	Japan	Reinsurance	Guaranteed &	Corporate
	Protection	Wealth					Structured	and
Premiums and deposits		Management					Financial Products	Other	Total

General fund premiums	$1,180	$382	$1,278	$462	$288	$261	$316	$--	$4,167
Segregated fund deposits	281	4,539	745	292	510	--	--	107	6,474
Mutual fund deposits	--	1,237	205	223	--	--	--	--	1,665
ASO premium equivalents	--	--	424	--	--	--	--	--	424
Other fund deposits	305	--	--	--	--	--	--	305

Total	$1,461	$6,463	$2,652	$977	$798	$261	$316	$107	$13,035

Net income	$137	$98	$140	$84	$44	$63	$57	$35	$658

Funds under management	As at June 30, 2004

General fund	$52,465	$22,973	$36,903	$7,667	$9,191	$3,223	$40,934	$7,680	$181,036
Segregated funds	11,302	70,143	17,871	4,090	1,724	--	5,875	2,845	113,850
Mutual funds	--	31,193	2,046	1,638	--	--	--	--	34,877
Other funds	--	6,490	--	1,979	--	--	--	21,934	30,403

Total	$63,767	$130,799	$56,820	$15,374	$10,915	$3,223	$46,809	$32,459	$360,166

	For the three months ended June 30, 2003
	U.S.	U.S.	Canada	Asia	Japan	Reinsurance	Guaranteed &	Corporate
	Protection	Wealth					Structured	and
Premiums and deposits		Management					Financial Products	Other	Total

General fund premiums	$497	$330	$889	$382	$323	$177	$--	$--	$2,598
Segregated fund deposits	76	3,307	381	242	190	--	--	--	4,196
Mutual fund deposits	--	--	149	157	--	--	--	--	306
ASO premium equivalents	--	--	222	--	--	--	--	--	222
Other fund deposits	--	94	--	--	--	--	--	--	94

Total	$573	$3,731	$1,641	$781	$513	$177	$--	$--	$7,416

Net income	$71	$40	$123	$76	$25	$51	$--	$1	$387

Funds under management	As at June 30, 2003

General fund	$16,034	$6,762	$25,836	$5,738	$9,808	$3,186	$--	$6,501	$73,865
Segregated funds	1,808	46,748	9,021	2,686	703	--	--	--	60,966
Mutual funds	--	--	1,464	1,079	--	--	--	--	2,543
Other funds	--	715	--	1,551	--	--	--	2,365	4,631

Total	$17,842	$54,225	$36,321	$11,054	$10,511	$3,186	$--	$8,866	$142,005

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.